Interbrew

THE WORLD'S LOCAL BREWER

02 OCT -9 AM 9:05

02055319

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 4 October 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com

PROCESSED
OCT 2 3 2002
THOMSON
FINANCIAL

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlw 10/10

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

creneau_international

atmosphere architects

PRESS RELEASE

The Belgian Beer Café® concept was awarded in Australia. The concept of Créneau International and Interbrew is very popular in Australia and New Zeeland.

Brussels, 4 October 2002

During the yearly Australian Hotel Awards in the south of Australia, the Belgian Beer Café® Oostende was awarded the prestigious Bar & Presentation Award. The jury noted that "it has given beer drinking a sense of theatre and occasion..."

For Créneau International and Interbrew, *The World's Local Brewer®,* this prize does not come as a surprise, because the Belgian Beer Café concept is extremely popular in Australia and New Zeeland. Currently already 10 cafés have been set up in these two countries. Créneau International and Interbrew expect that there is more to come especially as there are new projects in the pipeline.

The award winning Australian Belgian Beer Café® is built according to the first Belgian Beer Café® concept. This concept represents the typical popular cafés dating back to the thirties and fifties. The nostalgic atmosphere from those years is created by the combination of old and new materials. In the interior you will see an old fireplace, dark oak panelling, impressive Flemish chandeliers and other authentic decoration materials.

Interbrew

THE WORLD'S LOCAL BREWER©

creneau_international

atmosphere architects

In the middle of last year, a second Belgian Beer Café® concept was added to the first one, which was developed by Créneau International and Interbrew back in 1998. The second concept has a more urban touch to it and is inspired by the typical pub of the years 1900. Its characteristics are large mirrors, ornaments in copper, beautiful wooden tables and marble tiled floors in combination with wood.

In the mean time, Créneau International and Interbrew have build approximately 40 Belgian Beer Cafés® in the main cities of The Netherlands, France, Spain, Hungry, Croatia, Slovakia, Romania, Ukraine, Czech Republic, the US, New Zeeland, Australia and Belgium.

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

An Moors & Olivier Michils
Créneau International NV
Tel: +32 11 24 79 20
Fax: +32 11 24 79 59
Email: info@creneau.com

Vicky Palmeri
Corporate Press Officer, Interbrew
Tel: +32-16-31-51-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com